Monthly Report - October, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,258,203       42,438,847
Change in unrealized gain (loss) on open         (10,450,413)      (9,452,674)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               1,299                0
      obligations
   Change in unrealized gain (loss) from U.S.        (13,530)          188,261
      Treasury obligations
Interest Income 			              102,634          734,112
Foreign exchange gain (loss) on margin deposits     (262,350)         (91,730)
				                 ------------    -------------
Total: Income 				          (7,364,157)       33,816,816

Expenses:
   Brokerage commissions 		            1,026,586       10,358,360
   Management fee 			               40,156          378,299
   20.0% New Trading Profit Share 	            (168,663)          540,192
   Custody fees 		       	                    0           29,763
   Administrative expense 	       	              124,154        1,028,033
					         ------------    -------------
Total: Expenses 		                    1,022,233       12,334,647
Net Income(Loss)			   $      (8,386,390)       21,482,169
for October, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (181,205.555    $     6,455,871    226,320,824    232,776,695
units) at September 30, 2016
Addition of 		 	          5,340      2,681,833      2,687,173
2,036.097 units on October 1, 2016
Redemption of 		 	              0    (2,550,029)    (2,550,029)
(2,123.520) units on  October 31, 2016*
Net Income (Loss)               $     (205,721)    (8,180,669)    (8,386,390)
for October, 2016
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2016
(181,178.584 units inclusive
of 60.452 additional units) 	      6,255,490    218,271,959    224,527,449
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2016 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (3.70)% 	   9.98%  $    1,200.85	  163,074.229 $   195,828,105
Series 2     (2.76)% 	  11.20%  $    1,518.16	        6.799 $        10,322
Series 3     (2.74)% 	  11.34%  $    1,540.61	   15,273.042 $    23,529,737
Series 4     (3.18)% 	  16.00%  $    1,826.61	    2,824.514 $     5,159,285

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					November 15, 2016
Dear Investor:


The Trust was unprofitable in October as losses from long interest rate futures positions far outdistanced the gain from trading currency forwards. Commodities were marginally profitable as profits from energy and metals futures were mostly offset by losses from grain, soft and livestock futures. Equity futures were flat.

A growing belief that the Federal Reserve will raise official interest rates by yearend, improving growth and inflation data from the U.S. and Europe, and sizable sovereign and corporate bond issuance pushed interest rates higher. In the U.K., inflation concerns were exacerbated by the sharp decline in Sterling. Consequently, long positions in German, French, Italian, U.K., U.S., Japanese, Canadian, and Australian interest rate futures were unprofitable.

Prospects for higher interest rates in the U.S. underpinned the dollar, and with concerns mounting about the economic and political impacts of Brexit, a long dollar/short sterling trade was highly profitable. Sluggish economic data from Canada and continued uncertainty in the energy industry led to gains on a long U.S. dollar/short Canadian dollar trade. Long dollar trades versus the euro, Swedish krona, Czech koruna, Swiss franc, and Turkish lira were also profitable. A long position in the high-yield Brazilian real was profitable as positive progress on the fiscal front was made by the interim Temer government. A long South African rand trade was profitable, too. Meanwhile, short dollar trades against the yen, Korean won, New Zealand dollar and a few other currencies resulted in partially offsetting losses.

Equity markets were flat overall as they were unsettled by the upcoming U.S. elections, the uncertain outlook for energy prices and by the prospective Fed rate increase. Long positions in U.S. equity futures and a short vix trade were fractionally negative. Meanwhile, long positions in British, Continental European, Asian and Canadian stock futures were each marginally profitable.

Grain prices rose as increased export demand from China combined with adverse weather conditions in South America. Consequently short corn, soybean meal, soybean, and soybean oil positions were unprofitable and were reduced or reversed. Trading of soft commodities and livestock were marginally unprofitable.

Energy prices were buffeted by the continuing discussion within OPEC--so far unfruitful--of production restraints. Long positions in natural gas and London gas oil were slightly profitable early in October, while short positions in crude oil and heating oil showed marginal gains late in the month.

Short positions in silver, copper and platinum were slightly profitable, particularly early in the month when metals prices were pressured lower by a strengthening dollar. A long zinc trade posted a small gain near month-end.



   				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman